================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ____________


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from____________to___________


                        Commission File Number 000-28846

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Centrue Financial Corporation 401(k) Profit Sharing Plan (formerly known as UnionBancorp, Inc. 401(k) Profit Sharing Plan)


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Centrue Financial Corporation
                             122 West Madison Street
                             Ottawa, Illinois 61350



================================================================================

                              REQUIRED INFORMATION


         The following financial statements and schedules of the Centrue Financial Corporation 401(k) Profit Sharing Plan (the "Plan"), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are filed herewith. Crowe Chizek and Company LLC, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2006 and 2005. The consent of Crowe Chizek and Company LLC is attached as Exhibit 23.1 to this Form 11-K.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005


                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS....................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..........    3

     NOTES TO FINANCIAL STATEMENTS......................................    4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).....   11

     SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS..........   13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Plan Administrator of
   Centrue Bank 401(k) Profit Sharing Plan and Trust
   (formerly known as UnionBancorp, Inc. 401(k) Profit Sharing Plan) Ottawa, Illinois


We have audited the accompanying statements of net assets available for benefits of the Centrue Bank 401(k) Profit Sharing Plan and Trust (formerly known as the UnionBancorp, Inc. 401(k) Profit Sharing Plan) (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                         /s/ Crowe Chizek and Company LLC
                                         --------------------------------
                                         Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2007


                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                          2006            2005
                                                      ------------    ------------
ASSETS
Investments at fair value (Note 4)                    $  6,187,062    $  5,667,466
Cash                                                            --             200
                                                      ------------    ------------
     Total assets                                        6,187,062       5,667,666

LIABILITIES
Accrued expenses                                                --          10,593
                                                      ------------    ------------

Net assets reflecting all investments at fair value      6,187,062       5,657,073

Adjustment from fair value to contract value
  for fully benefit-responsive contracts                    14,556              --
                                                      ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                     $  6,201,638    $  5,657,073
                                                      ============    ============



--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

                           CENTRUE BANK 401(k) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2006

--------------------------------------------------------------------------------


Additions to net assets attributed to
     Investment income
         Net appreciation in fair value of investments (Note 4)   $    471,686
         Interest and Dividends                                        109,899
                                                                  ------------
                                                                       581,585

     Contributions
         Participant wage deferrals                                    664,298
         Rollovers                                                      32,233
         Employer                                                      445,651

                                                                  ------------
                                                                     1,142,182

     Reimbursement for prohibited transaction (Note 7)                  51,620
                                                                  ------------

              Total additions                                        1,775,387

Deductions from net assets attributed to
     Benefits paid to participants                                   1,213,917
     Administrative expenses                                            16,905
                                                                  ------------

         Total deductions                                            1,230,822
                                                                  ------------

Net increase                                                           544,565

Net assets available for benefits
     Beginning of year                                               5,657,073
                                                                  ------------

     End of year                                                  $  6,201,638
                                                                  ============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              3.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

Effective November 13, 2006, the Board of Directors of UnionBancorp, Inc. unanimously consented to change the name of the Plan from the UnionBancorp, Inc. 401(k) Profit Sharing Plan and Trust to the Centrue Bank 401(k) Profit Sharing Plan and Trust ("the Plan") pursuant to UnionBancorp, Inc.'s merger with Centrue Financial Corporation ("the Company").

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of the Company and certain of its subsidiaries. The Plan was established effective January 1, 1998 and restated effective January 1, 2006 and covers all employees who have completed three months of service (six months prior to January 1, 2002) and are aged 20 1/2 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Centrue Financial Corporation (the Administrator) and the trustee of the Plan is Centrue Bank (the Trustee), which is a subsidiary of the Administrator. The Plan's assets are held by First Mercantile Trust Company.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Company's discretionary matching contribution is allocated to participant accounts each pay period based on each participant's voluntary contributions. The employer contributed 4% of eligible wages for the 2006 plan year.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              4.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of six years of service or attainment of normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon. In the event that the Company makes matching contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service for plan years beginning after December 31, 2001 in accordance with the table below.

             Years of Service                                   Percent Vested
             ----------------                                   --------------

             Less than two                                              0%
             Two                                                       20
             Three                                                     40
             Four                                                      60
             Five                                                      80
             Six                                                      100

Prior to December 31, 2001, participants were 100% vested after seven years.

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum cash amounts.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              5.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

benefits attributable to fully benefit-responsive investment contracts. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005. There is no adjustment from fair value to contract value for fully benefit-responsive contracts reported in the 2005 statement of net assets available for benefits, as the Plan did not have a direct or indirect interest in fully benefit-responsive contracts at December 31, 2005. The net depreciation reported in the Plan's statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amount reflect the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence, which may be for a reasonable period of time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates on loans outstanding at December 31, 2006 range from 5% to 10.50%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant's account according to the current investment election.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 5%. Employer contributions are allocated in the same percentages that the employee has elected. The Plan offers various investment options, including Centrue Financial Corporation common stock. Plan participants are allowed to reallocate funds between investment options on a daily basis.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              6.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The fair values of the Plan's interests in common collective trust funds are based upon the net asset values of the funds as reported by the Plan custodian. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of employer common stock is based on quoted market prices. The fair values of the Plan's interests in stable value funds are based upon the net assets values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for various investment options in common collective trust funds, mutual funds and employer stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              7.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2006 and 2005 that represent 5% or more of the Plan's net assets.

                                                                              2006            2005
                                                                          ------------    ------------
    Investments at fair value
       Common collective funds
          ABN-AMRO Stable Value Fund                                      $    935,785    $         --
          Lifestyle Moderate Growth Strategy Fund                              334,186              --
          Federated Kaufmann A Fund Fund                                       680,234              --
          Vanguard Midcap Index Fund                                           365,130              --
          American Funds Growth Fund                                           469,509              --
          Smith Group Asset Management Fund                                    419,200              --
          NWQ Investment Management Fund                                       589,888              --
          American Funds Europacific R4 Fund                                   564,452              --
       Mutual funds
          Federated Kaufmann Fund                                                   --         554,268
          Federated Capital Appreciation Fund                                       --         382,166
          Federated Mid-Cap Fund                                                    --         380,340
          American Balanced Fund                                                    --         465,950
          American Euro Pacific Growth Fund                                         --         392,070
       Money market funds
          Federated Automated Cash Management Fund                                  --         909,331
       Common stock
          Centrue Financial Corporation common stock fund
            (formerly known as UnionBancorp, Inc. common
            stock fund) (24,955 and 23,975 shares at December 31,
            2006 and 2005)                                                     471,661         510,668

During the year ended December 31, 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

    Common collective trusts                                                              $    369,926
    Mutual funds                                                                               268,719
    Common stock                                                                              (166,959)
                                                                                          ------------
        Net change in fair value                                                          $    471,686
                                                                                          ============

For the plan year ended December 31, 2006, the Plan's investments earned dividends and interest income of $109,899.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              8.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2006, the Plan held investments in common collective funds managed by First Mercantile Trust Company (First Mercantile). First Mercantile is the custodian of the Plan; therefore, these qualify as party-in-interest investments. At December 31, 2005, all plan assets were considered to be party-in-interest investments, exclusive of the Plan's investment in American Funds. The Plan also holds party-in-interest investments in the form of participant loans at December 31, 2006 and 2005 of $124,115 and $127,043, respectively.

The Plan allows participants to invest their account balances in the Centrue Financial Corporation common stock fund (formerly known as UnionBancorp, Inc. Stock Fund). At December 31, 2006 and 2005, the Plan had $471,661 and $510,668, respectively, invested in Employer Stock. In 2006, the Plan's investment in Employer Stock was held through a unitized investment fund managed by First Mercantile. The Plan held 23,975 and 24,225 shares of Employer stock as of December 31, 2006 and 2005, respectively.

Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. During the Plan year ended December 31, 2006, the Plan paid administrative fees to the following parties in interest:

     Centrue Bank Trust Department        Trustee              $     3,385
     Federated Investors                  Recordkeeper               1,225
     DC Consultants                       Recordkeeper               3,750
     First Mercantile                     Custodian                  8,545


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $17,165 and $118,870 at December 31, 2006 and 2005, respectively.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              9.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 7 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated November 19, 2001 that the Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's plan is based is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC, after correction of the matter discussed in the paragraph immediately below. Therefore, no provision for income taxes has been included in the Plan's financial statements.

In September 2006, the Department of Labor (DOL) concluded an investigation pertaining to administrative expenses that were paid by the Plan to the Plan trustee from 2000 through 2005 which were in excess of amounts allowable under ERISA. This constituted a prohibited transaction and was considered an operational deficiency in the Plan's compliance with the applicable qualification section of the IRC. The Company and Plan's management corrected the operational deficiency in December 2006 by reimbursing the Plan for fees of $51,620 that exceeded direct costs, including lost earnings. Per a letter dated September 7, 2006, the DOL has notified the Company that it will not take further action on this matter. As of September 2006, the Plan ceased paying expenses to the Plan trustee. The plan administrator believes that the Plan is qualified and the related trust is tax exempt as of the financial date.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

                                                                              2006            2005
                                                                          ------------    ------------
    Net assets available for benefits per the financial statements        $  6,201,638    $  5,657,073
    Amounts allocated to withdrawing participants                              (17,165)       (118,870)
                                                                          ------------    ------------
    Net assets available for benefits per the Form 5500                   $  6,184,473    $  5,538,203
                                                                          ============    ============

The following is a reconciliation of 2006 benefits paid to participants per the financial statements to benefits paid to participants per the 2006 Form 5500:

    Benefits paid to participants per the financial statements                            $  1,213,917
    Amounts allocated to withdrawing participants at December, 31 2006                          17,165
    Less: amounts allocated to withdrawing participants at December 31, 2005                  (118,870)
                                                                                          ------------
    Benefits paid to participants per the Form 5500                                       $  1,112,212
                                                                                          ============

--------------------------------------------------------------------------------

                                                                             10.

                             SUPPLEMENTAL SCHEDULES

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2006

--------------------------------------------------------------------------------

Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                       (c)
                                 Description of
           (b)                Investment, Including
        Identity of               Maturity Date,
      Issue, Borrower,          Rate of Interest,                                                      (e)
        Lessor, or               Collateral, Par,                               (d)                  Current
(a)    Similar Party            or Maturity Value                              Cost**                 Value
---    -------------            -----------------                              ------                 -----
                           Money market funds
                           ------------------
*        First
         Mercantile        FMT/Money Market Fund; 5,417.6483                                      $      54,618
*        First
         Mercantile        Common Stock Fund/Money Market Fund                                              711

                           Common collective funds
                           -----------------------
*        First
         Mercantile        ABN-AMRO Stable Value Fund; 90,115.5774                                      935,785
*        First
         Mercantile.       Vanguard 500 Index Fund ; 18,224.7000                                        212,538
*        First
         Mercantile        Federated Kaufmann A Fund Fund; 67,086.1624                                  680,234
*        First
         Mercantile        Vanguard Midcap Index Fund; 36,241.8779                                      365,130
*        First
         Mercantile        BlackRock Interm Government Bond Fund; 5,308.0794                             54,787
*        First
         Mercantile        American Funds Growth Fund; 44,897.6826                                      469,509
*        First
         Mercantile        Jennison Dryden Small Cap Core Fund; 21,301.6554                             214,007
*        First
         Mercantile        Oppenheimer Developing Markets Fund; 11,307.9748                             120,425
*        First
         Mercantile        American Funds Europacific R4 Fund; 53,678.5684                              564,452
*        First
         Mercantile        Calvert Income A Fund; 18,820.1868                                           188,804
*        First
         Mercantile        LifeStyle Moderate Growth Strategy Fund; 32,031.9466                         334,186

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             11.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2006

--------------------------------------------------------------------------------


Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

--------------------------------------------------------------------------------

                                       (c)
                                 Description of
           (b)                Investment, Including
        Identity of               Maturity Date,
      Issue, Borrower,          Rate of Interest,                                                      (e)
        Lessor, or               Collateral, Par,                               (d)                  Current
(a)    Similar Party            or Maturity Value                              Cost**                 Value
---    -------------            -----------------                              ------                 -----


*        First
         Mercantile        Smith Group Asset Management Fund;  38,741.6604                              419,200
*        First
         Mercantile        NWQ Investment Management, LLC Fund; 53,607.1310                             589,888
*        First
         Mercantile        BlackRock Capital Management, Inc Fund.; 318.5964                              3,193
*        First
         Mercantile        Zevenbergen Capital Investments LLC Fund; 12,932.2063                        133,134
*        First
         Mercantile        LifeStyle Conservative Growth Strategy Fund; 606.0051                          6,108
*        First
         Mercantile        LifeStyle Aggressive Growth Strategy Fund; 24,931.7861                       259,153


                                                  Common Stock
                                                  ------------
*        Centrue Bank                             23,975 shares                                         471,661


                                                   Participant Loans
                                                   -----------------
*        Participant loans                         Interest rates ranging from 5.00% to 10.50%          124,115
                                                                                                  -------------
              Total investments                                                                   $   6,201,638
                                                                                                  =============

*    Party in interest.
**   Not applicable for participant-directed investments.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                             12.

                           CENTRUE BANK 401(K) PROFIT
                             SHARING PLAN AND TRUST
                      (formerly known as UnionBancorp, Inc.
                           401(k) Profit Sharing Plan)
                           December 31, 2006 and 2005
                  SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
                                DECEMBER 31, 2006

--------------------------------------------------------------------------------

Name of plan sponsor:  Centrue Financial Corporation
Employer identification number:  36-3145350
Three-digit plan number: 002

                                     (b)                                                                  (g)
        (a)                 Relationship to plan,                                                  Expenses incurred
Identity of Party            employer, or other                       (c)                          in connection with
     Involved                 party-in-interest           Description of transaction                   transaction
------------------           ------------------           ---------------------------                 ------------
UnionBancorp, Inc.               Trustee                 Administrative fees charged                   $51,620.23
                                                         to plan in excess of related
                                                         party's direct expenses of
                                                         plan administration.




--------------------------------------------------------------------------------

                                                                             13.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      CENTRUE FINANCIAL CORPORATION
                                      401(k) PROFIT SHARING PLAN


Date:  June 28, 2007                  By: /s/ KURT R. STEVENSON
                                          --------------------------------------
                                          Kurt R. Stevenson
                                          Senior Executive Vice President, Chief
                                          Operating Officer and Chief Executive
                                          Officer

            CENTRUE FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN

                                  EXHIBIT INDEX
                                       TO
                           ANNUAL REPORT ON FORM 11-K


Exhibit
  No.                      Description
--------------------------------------------------------------------------------

23.1                       Consent of Crowe Chizek and Company LLC